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                                                                    EXHIBIT 99.1


               FOR:           MAS Technology Ltd.

               APPROVED BY:   Neville Jordan, Chief Executive Officer
                              +64 4 569-2170

               CONTACT:       MAS Technology
                              Peter Wright, Chief Financial Officer
                              +64 4 569-2170

                              Morgen-Walke Associates
                              Chris Danne, (508) 240-0404
                              Jennifer Jarman, (415) 296-7383
                              Vince Daniels, Josh Passman
                              (212) 850-5600/(212) 850-5698

                              Digital Microwave Corporation
                              Sheryl Lewis, Financial Community
                              (408) 944-1740
                              Jeanne Harper Condre, Press
                              (408) 944-1817

FOR IMMEDIATE RELEASE

          DIGITAL MICROWAVE CORPORATION AND MAS TECHNOLOGY, LTD. SIGN
            DEFINITIVE MERGER AGREEMENT; COMBINATION CREATES LEADING
                     WORLDWIDE WIRELESS SOLUTIONS PROVIDER

San Jose, CA and Wellington, New Zealand--December 23, 1997--Digital Microwave Corporation (Nasdaq:DMIC) and MAS Technology, Limited (a New Zealand company with American Depositary Receipts quoted on Nasdaq under the symbol MASSY), jointly announced today that they have signed a definitive agreement by which Digital Microwave Corporation would merge with MAS Technology, Limited. The union of these two wireless leaders will combine Digital Microwave's and MAS's complementary product lines and distribution channels to provide a full range of wireless connection solutions to customers worldwide.

     Under the terms of the agreement Digital Microwave will exchange 1.2 shares of its common stock for each outstanding share of MAS stock. Digital Microwave will also exchange stock options using the same ratio, and expects to issue approximately 8.2 million shares to MAS stockholders and option holders. MAS shareholders will own approximately 17% of the combined entity. The resulting transaction value is expected to be approximately $110 million (based on Digital Microwave's closing price of $13.375 as of December 22, 1997). MAS will retain its name and operate as a subsidiary of Digital Microwave, and will
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continue to be headquartered in Wellington, New Zealand. Mr. Neville Jordan,
MAS's chief executive officer, is expected to remain as the chief executive responsible for MAS operations. The transaction, which has been approved by the respective Boards of Directors, is expected to close within approximately 90 days, subject to regulatory reviews, approval by each company's stockholders, and other customary closing conditions. The acquisition is intended to qualify as a tax-free reorganization and will be accounted for as a pooling-of-interests transaction.

     "Through this combination with MAS, we expect to create both immediate and long-term synergies in revenue, earnings growth, and new product development," said Charles D. Kissner, Digital Microwave's chairman, president and chief executive officer. "Combining MAS's and Digital Microwave's complementary product lines, distribution channels, and product development efforts broadens our offering of wireless connection solutions and supports our long-term strategic objectives."

     "MAS is clearly one of the leading providers of low frequency and lower capacity digital microwave radio systems, while Digital Microwave is a leading supplier of medium and high frequency digital microwave radio systems," continued Kissner. "In addition, both Digital Microwave and MAS have significant new radio products under development which, when combined with popular already existing products, will create one of the world's most comprehensive wireless connectivity product lines ever offered."

     Kissner added, "MAS is strong in several important developing regions, including Africa, which also complements Digital Microwave's significant global presence. Over the many years we have had a relationship with MAS, we have learned that our business cultures and people have been very complementary. We are especially pleased to be working more closely with MAS's employees."

     Neville Jordan, MAS's chief executive officer, said, "We are pleased to join forces with Digital Microwave. We began our relationship with Digital Microwave a number of years ago by selling Digital Microwave's products in combination with our own. This enduring relationship has been highly beneficial to both companies. The combination will create one of the world's most powerful and competitive wireless connection enterprises, and a leader in the microwave and millimeter radio market."

     Except for the historical information contained herein, the matters discussed and the statements made in this release concerning Digital Microwave's and MAS's future prospects are "forward-looking statements" under the Federal securities laws that involve risks and uncertainties. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially, including without limitation, integration risks related to the proposed transaction; the risk that the contemplated benefits of the proposed transaction will not be realized; the risk that the proposed transaction will not be consummated; and the risk of the impact of competitive products and developments, market conditions, general economic conditions, new technologies and industry

                                       2.
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standards. Important factors which could cause actual results to differ materially are described in reports on Forms 10-K and 10-Q filed by Digital Microwave and MAS with the Securities and Exchange Commission.

     Headquartered in San Jose, Digital Microwave designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. Transmitting and receiving multiple digital lines, Digital Microwave's high-performance systems carry voice, data, and digitized video signals across a full spectrum of frequencies and capacities.

     MAS designs, manufactures, markets and supports DXRTM digital microwave radio links for use in the worldwide telecommunications market. DXR systems are used as digital links by network operators to interconnect wired and wireless networks, including cellular and local loop systems. DXR systems are also used by telephone operators to provide voice and data services to their customers.

DXR is a trademark of MAS Technology, Ltd.

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